UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
Under the Securities Exchange Act of 1934
 (Amendment No.  7)*
Trilogy Metals Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
89621C105
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

14,326,996 (See Note 1 to Item 4 below)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

14,326,996 (See Note 1 to Item 4 below)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,326,996 (See Note 1 to Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.45%

12.	TYPE OF REPORTING PERSON

IA

Item 1(a).	Name of Issuer:
Trilogy Metals Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
Suite 1950, 777 Dunsmuir Street
Vancouver, British Columbia
Item 2(a).	Name of Persons Filing:
Paulson & Co. Inc.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
1251 Avenue of the Americas, New York, NY 10020
Item 2(c).	Citizenship:
Delaware corporation
Item 2(d).	Title of Class of Securities:
Common Shares, no par value
Item 2(e).	CUSIP Number:
89621C105
Item 3.		If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[X]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

This statement is filed with respect to the Common Shares (the "Common Shares") of Trilogy Metals Inc. (the "Issuer") beneficially owned by the Reporting Person identified below as of December 31, 2017, and amends and supplements the Schedule 13G originally filed on May 10, 2012, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.
The name of the person filing this statement on Schedule 13G (the "Reporting Person") is:
•	Paulson & Co. Inc.
Item 4. Ownership.
(a)	Amount beneficially owned: 14,326,996 (see Note 1)
(b)	Percent of Class: 13.45%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 14,326,996 (See Note 1)

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 14,326,996 (See Note 1)

	(iv)	Shared power to dispose or to direct the disposition of: 0

Note 1: Paulson & Co. Inc. ("Paulson"), an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the "Funds").  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds.  All securities reported in this schedule are owned by the Funds.  Paulson disclaims beneficial ownership of such securities.
The aggregate percentage of Common Shares reported owned by each person named herein is based upon 106,536,276 Common Shares outstanding as of February 1, 2018, which is the total number of Common Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 2, 2018.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by Paulson's advisory clients, none of which to Paulson's knowledge owns more than 5% of the class.  Paulson itself disclaims beneficial ownership of all such securities.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: February 14, 2018
PAULSON & CO. INC.
By: /s/ Stuart L. Merzer
            Stuart L. Merzer,
             General Counsel & Chief Compliance Officer